UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

(Registrant’s Name)

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province
The People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The shareholders of Pop Culture Group Co., Ltd (the “Company”) held an extraordinary general meeting on August 25, 2025, where a proposal to change the dual foreign name of the Company to 华流文化集团有限公司 (the “Change of Name”) was approved. On September 8, 2025, the Cayman Islands Registrar of Companies issued a Certificate of Incorporation on Change of Name in accordance with the requirements of Companies Act (Revised) of the Cayman Islands to reflect the Change of Name.

A copy of the Certificate of Incorporation on Change of Name is attached hereto as Exhibit 3.1 and incorporated herein by reference.

Exhibits Index

Exhibit No.	Description
3.1	Certificate of Incorporation on Change of Name

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: September 11, 2025	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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